Exhibit 2.1.5

[***]      CERTAIN INFORMATION IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

Basic Supply Agreement

relating to the Supply of highly reliable semiconductor products (HiRel) and the assignment of Customer Contracts between

 Infineon Technologies AG, München, Federal Republic of Germany

- hereinafter referred to as “Seller” -

and

TriQuint Semiconductor, Inc., 2300 NE Brookwood, Parkway, Hillsboro, OR 97124

- hereinafter referred to as “Buyer” -

Seller and Buyer are hereinafter referred to as “Parties”.

Preamble

WHEREAS Buyer is taking over Seller’s [***] and HiRel business. Seller intends to transfer and Buyer intends to take over Buyer’s existing long term frame agreements relating to the supply of [***] products, existing customer order and delivery commitments with respect to HiRel products (collectively the long term frame agreements and the other existing customer commitments to be called “Seller’s Pre-Existing Commitments”), and existing customer relationships regarding HiRel products; and

WHEREAS Buyer intends to procure from Seller semiconductor products in order to comply with the demands of [***] and HiRel Customers; and

WHEREAS,  for their mutual benefit, the Parties seek to secure the supply, to improve the planning, to ensure delivery on time and to reduce the expenditures for the transaction of business.

NOW THEREFORE in consideration of the above, the Parties agree to the following terms and conditions:

1.            Subject of the Agreement

1.1                                Subject of this agreement (hereinafter referred to as “Agreement”) is the procurement of the [***] product(s) as specified in Schedule 1 and of the other HiRel product(s) as specified in Schedule 2 (all together hereafter referred to as “Products”). The Parties may agree on extending or shrinking the Product List. In this case the updated Product List shall be amended as Schedule 2.

Unless otherwise stated herein the term Buyer means Buyer himself or his relevant Subsidiary depending on who purchases the Products. The same applies accordingly to Seller and his relevant Subsidiary.

1.2                                The Products are delivered according to the terms of this Agreement within the scope of Buyer’s revolving forecast, subject to purchase orders of Buyer confirmed by Seller.

2.            Demand Planning and Purchase Orders

2.1                                For [***] Products Seller has a backlog as outlined in the delivery plan amended to this Agreement as Schedule 1. During the effective term of this Agreement as outlined in Section 18.1, Seller will deliver [***] Products according to its backlog and current commitments to end user customers under Seller’s Pre-Existing Commitments.

2.2                                For the period beyond Seller’s backlog for [***] Products, and for other HiRel Products, Buyer shall place purchase orders for each single purchase contract. Buyer, Seller and Buyer’s end customer shall negotiate in good faith a delivery date according to Seller’s lead times, which shall not exceed historical norms and shall meet conditions of any of Seller’s Pre-Existing Commitments.  Buyer and Seller acknowledge that certain high frequency test procedures for HiRel Products have historically been performed by people who have gone to work for, and using test equipment that has been acquired by, Buyer or its Affiliates. Those people and that equipment will, for an interim period following the beginning of this agreement, continue to be located where they have always been located.  So as to assure continued supply to end user customers, while Buyer’s people are located in their former offices, Buyer will instruct its people to continue to follow the same test procedures as formerly were supplied, and as an interim accomodation, no fee will be charged for that service.  After Buyer moves to its own permanent facilities, Buyer will do one of these things, by agreement with Seller:  1) Lease Seller necessary test equipment to permit Seller to continue the test, at reasonable market rates to be negotiated; 2) Arrange to perform the testing itself, at reasonable commercial rates.  Buyer and Seller understand that if option (2) is agreed upon, certain critical timing elements must be taken into account, including the requirement that test be performed within 96 hours of burn-in, and including the requirement that transport times for test may increase customer delivery lead times.  The parties will work together in good faith to resolve these issues.

2.3                                Buyer shall forward his purchase orders in writing, by fax, or per Electronic Data Interchange to the order entry point Seller identifies for each means of order entry. Individual purchase contracts shall be deemed concluded, if Seller accepts the purchase orders in writing.Seller shall use best commercially reasonable efforts to meet Buyer’s demand.

2.4                                The terms and conditions of this Basic Supply Agreement shall apply to any purchase order of Buyer regarding the Products even if they do not refer to it expressly. Any separate general terms and conditions of Buyer or Seller shall not apply.

3.                                     Delivery and Logistics

3.1                                The Products are delivered FCA (Incoterms 2000) Seller’s Warehouse  to Buyer, packaged, tested to factory acceptance specifications provided in Seller’s Pre-Existing Commitments or included as part of the design specifications for the part, and packaged ready for shipment.  Seller will drop ship to Buyer’s customer at Buyer’s request and cost. If Seller’s Pre-Existing Commitments require different delivery commitments as part of the product pricing, then Seller will ship in accordance with those commitments, without additional charge to Buyer. For each shipment made by Seller, Seller will provide Buyer with a copy of the data documentation package that was delivered to the end customer. Buyer may provide this copy in writing, in electronic form or by fax.

3.2                                If the delivery date is defined

a)                                      by day, Seller shall not deliver more than [***] days earlier or later as the agreed delivery day; or if different, within delivery windows agreed to under Seller’s Pre-Existing Commitments;

b)            by week, Seller shall deliver within the agreed delivery week.

3.3                                In case Seller realizes that he cannot adhere to the agreed delivery date, Seller shall without delay inform Buyer and indicate the prospective duration of the delay. The Parties shall immediately endeavor to find reasonable remedial measures, and Seller commits to any remedial measure expressly required by the terms of Seller’s Pre-Existing Commitments.

3.4                                If Seller is in delay with deliveries for which it is responsible and if Buyer substantiates that it has suffered damages due to the delay, Buyer may claim per full week of delay liquidated damages of [***]% of the price of the delayed Products up to a maximum amount of [***]% of such price, or if greater, the damages allowed the ultimate customer for the delay under Seller’s Pre-Existing Commitments.

3.5                                Subject to the condition that Buyer claimed the maximum amount of liquidated damages as set forth in section 3.4 and set a reasonable time limit together with the statement to object the Products after expiration of such time limit, Buyer may cancel the relevant individual purchase contract without incurring any liability, if the Products have not been delivered within said reasonable time limit. Such notice of cancellation has to be served without delay after expiration of the above mentioned time limit, provided that if Seller’s Pre-Existing Commitments provide for more favorable cancellation privileges, Buyer shall have the same cancellation privileges with respect to Products ordered for the particular Seller’s Pre-Existing Commitment providing for the more favorable terms.

3.6                                If Buyer’s customer(s) cancel or reschedule orders to Buyer under rights Seller has granted in Seller’s Pre-Existing Commitments, Buyer shall have the right to the same cancellation or rescheduling rights with respect to Seller’s production for those orders for Buyer.

3.6                                Any further claims for damages or rights of Buyer or Seller due to the delay or schedule changes shall be excluded.

4.                                      Marking.

4.1                                Seller shall affix such of Buyer’s trademarks, part numbers, or proprietary markings to the Products as Buyer may from time to time designate, provided that Buyer pays for the tooling necessary to do so.

4.2                                Until Buyer requests a change in marking, Seller shall continue to mark the products as has previously been done.  The Products shall in any case be marked as required, if required, in any applicable Seller’s Pre-Existing Commitment.

4.3                                Marking may only be possible on the packing, not on the Products. If an employee of Seller tests the Products the testing mark should be a  Seller’s mark, unless Buyer has authorized the Seller’s employee to sign for Buyer.   In general, the parties agree to follow test procedures that will permit satisfaction of test conditions required by end-user customers.

5.                                      Technical Support

5.1                                The Parties will provide each other with technical support.

5.2                                According to Military Standard 750; Testing Method 1039 the GAAS HiRel Products need to be tested within 96 hours after the Burn In. The Parties shall negotiate Burn In and Testing schedules in good faith, and in general under the understandings of Section 2.2.

6.                                     Prices

6.1                                The purchase prices of the Products (hereinafter referred to as “Prices”) are specified in Schedules 1 and 2 and are valid for the agreed upon time period.  The basis for the prices (e.g., delivery point, special requirements, and so on) shall be as provided in this agreement, except that any such basis expressly provided for in a Seller’s Pre-Existing Commitment shall control with respect to orders for delivery under that Seller’s Pre-Existing Commitment.

6.2                                The respectively valid VAT shall be added to the  Price.

7.                                     Invoices and Terms of Payment

7.1                                Seller shall issue for every delivery an invoice meeting the requirements of the tax laws, and further containing such information as is specified for inclusion in Buyer’s purchase order, and also if additional, such information as is required to be contained in the invoice under an applicable Seller’s Pre-Existing Commitment. The invoice shall show at minimum the price per ordered Product, the order number and the Product part number.

7.2                                Payments shall be effected without deduction in EURO within 30 days from the invoice date.
In case of any dispute arising out of an individual purchase contract, Buyer shall in any case pay the undisputed part of the invoice related to such purchase contract according to the payment terms mentioned above.

8.                                     Risk, Title

8.1                                Risk of loss or damages shall pass onto Buyer according to the clause of the Incoterms 2000 as defined in Section 3.1.

8.2                                Seller retains title to the Products until all payments due to Seller have been finally effected by Buyer, except as otherwise provided under the Seller’s Pre-Existing Commitments  with respect to orders issued for the applicable Seller’s Pre-Existing Commitment.

8.3                                If Buyer is in default of payment, Seller shall be entitled to enforce its rights resulting from the reservation of title, including without limitation to request the return of the

Products to Seller, without the requirement of a cancellation of the respective individual purchase contract.  Seller may do so without notice to Buyer, if it has a reasonable and good faith belief that Buyers’ ability to pay may be at risk.  In all other circumstances, Seller shall give Buyer ten business days’ notice and opportunity to cure before exercising any remedies for late payment, and (except again where Buyer’s ability to pay is in question) shall not exercise a repossession remedy for the involved Products, if Buyer has notified Seller that there is a dispute with respect to amounts due.

9.                                     Quality

Both Parties will respect the Quality Assurance provisions mutually agreed upon and attached  hereto as Schedule 3 (hereinafter referred to as “Quality Agreement”).  If Seller’s Pre-Existing Commitments require other or different quality assurance mechanisms or standards, then the mechanisms or standards so required shall be adhered to with respect to the particular order.

10.                              Warranty

10.1                          Seller shall deliver Products which are free from any Defects, and which shall remain so for twenty-four months following delivery to Buyer (or such longer period as is required under Seller’s Pre-Existing Commitments, for Products bought for the Seller’s Pre-Existing Commitment providing for the longer warranty period.)

10.2                          The Products are free from Defects, if they comply with the agreed upon specifications and are free from defects in material and workmanship. The qualities of the Products are exclusively and finally described in Schedule 1A and 1B to this Agreement and the product specifications referred to in the respective Schedules, or if different, in the Seller’s Pre-Existing Commitments. Notwithstanding the foregoing, unless otherwise required in the Seller’s Pre-Existing Commitments for particular products, Seller shall not be responsible (a) for insignificant defects, including but without limitation any defects that do not affect the commercial acceptability, in the intended market and application, of the Product intended by Buyer, (b) for any non reproducible computer bugs that cannot otherwise be identified, and (c) for defects arising solely out of parts, software or other material or instructions provided by Buyer. The warranties stated in Section 10 are exclusive and in lieu of all other warranties, whether express or implied, including, but not limited to, implied warranties of merchantability or fitness for a particular purpose, except only those warranties stated in the Seller’s Pre-Existing Commitments, which warranties continue with respect to those commitments.

10.3                          Seller shall at its sole discretion repair or replace the non-compliant Products. In case these corrective actions fail within a reasonable period of time, Buyer is entitled to request price reduction or to cancel the relevant purchase contract and request Seller to take back the Products delivered (under such purchase contract) and to reimburse the purchase price; the claim for performance shall then be excluded.  These remedies shall however be replaced by remedies provided for under Seller’s Pre-Existing Commitments, with respect to orders placed to fulfill those commitments.

10.4                          The warranty period shall be 24 months starting on the date the risk of loss or damage has passed onto Buyer according to Section 8.1, or such longer period as is provided for under Seller’s Pre-Existing Commitments.

10.5                          Seller’s liability for any further damages resulting from the non-compliance of the Products and any further rights of Buyer due to the non-compliance shall be limited pursuant to the stipulations of Section 17.

11.                              Technical Changes

11.1                          Seller is not entitled to technically change the Products without Buyer’s advance consent, which will not be unreasonably withheld.  This requirement for advance consent applies both to minor and major changes.  Buyer will respond promptly, within reason given requirements for communicating with Buyer’s end customers, to any requests by Seller for technical changes.

11.2                          If technical changes affect form, fit or  function  of the Product(s) (major changes according JEDEC 46 B), then following Buyer’s acceptance of the change under paragraph 11.1, Seller shall inform Buyer about the schedule for the changes in writing by sending a product change notification (hereinafter referred to as “PCN”) 90 (ninety) days before the changes would take effect.  End customer orders placed before technical changes have been notified will be accepted under the old specification.
Buyer shall, in order to cover his remaining demand, inform Seller about the needed quantity of Product(s) at the latest 45 (forty-five) days after receipt of the PCN and may place his last purchase order for the unchanged Product(s) in accordance with Section 2.3 for delivery within a period of 90 (ninety) days after receipt of PCN.

12.                              Discontinuance of Production

                                               Should Seller plan to discontinue the production of Products, of which Buyer has procured from Seller a substantial amount within the last 12 months, he shall inform Buyer hereof in writing 6 (six) months prior to the last possible delivery date due to such discontinuance. Buyer may, in order to cover his remaining demand, place orders in accordance with Section 2.3 according to the lead times submitted by Seller for delivery no later than six months following notice (but Seller shall not be obligated to accept orders for delivery after the term of this Agreement).  However, Buyer shall in any case continue supplying the affected Product(s) for the duration required (including any allowed extensions) under Seller’s Pre-Existing Commitments.

13.                              Industrial and Intellectual Property Rights

13.1                          If a third party raises justified claims against Buyer for infringement of intellectual property rights or copy rights (all together hereafter referred to as “Protective Rights”) by Products supplied by Seller, Seller shall at his cost acquire for Buyer a right to use the Product. In case this is not possible at economically reasonable conditions, Seller’s liability shall be limited as follows:

a)                                      Seller shall indemnify and hold harmless Buyer against reasonable  legal costs and damages of Buyer caused by Protective Right infringement by the Product as such up to the amount of an appropriate license fee, which the owner of the Protective Rights could claim directly from Seller for the use of the infringing Product.  Any such license fee determined in an action between Buyer and the owner of the Protective Right shall be deemed appropriate under this clause.  Buyer shall inform Seller concerning any such action, and Seller shall have the right to participate in it, at Seller’s expense.

b)                                     For future deliveries Seller shall, if economically reasonable, at its option develop a not infringing Product, which complies with the form, fit, and function specifications of the infringing Product,  modify the Product to become non infringing or deliver an equivalent non infringing product.

c)                                      For deliveries under Seller’s Pre-Existing Commitments, the remedies, Seller’s obligations, and limitations of liability shall be as outlined in those contracts, to the extent other or different than here described.

Claims shall be deemed justified only if they are acknowledged as such by Seller or finally adjudicated as such by a court or arbitration panel of competent jurisdiction, as provided for hereunder or under Seller’s Pre-Existing Commitments, if applicable.

13.2                          The limitation period shall be as provided by law, or such longer period as is set by the Seller’s Pre-Existing Commitments.

13.3         If Buyer settles any disputes without Seller’s agreement, Seller shall not be bound by that settlement, but shall be entitled to Seller’s rights under this Section 13.

13.4                          Any liability of Seller pursuant to Section 13.1 shall be excluded, if the infringement of Protective Rights is not caused by the Product itself, for example if such infringement results from the application of the Product (including any application-specific circuitry dictated by Buyer or Buyer’s customer and implemented in the Product), unless Seller did offer the Product especially for such infringing application.  This limitation shall not apply with respect to sales under Seller’s Pre-Existing Commitments, if excluded in such Seller’s Pre-Existing Commitments.

13.5                          Any liability of Seller shall also be excluded, if the infringement of Protective Rights results from specific instructions given by Buyer or the fact that the Product has been changed by Buyer or is being used in conjunction with products not delivered by Seller, which convert an otherwise non-infringing Product to an infringing Product, so long as the Product has non-infringing uses.  This limitation shall not apply with respect to sales under Seller’s Pre-Existing Commitments, if excluded in such Seller’s Pre-Existing Commitments.

14.          Confidential Information

14.1                          The Parties shall use all information, which they receive in connection with this Agreement and which has been marked as confidential, only for the purposes of this Agreement (including but not limited to supporting Buyer’s marketing, sales, and customer support for Products) and they shall keep this information confidential  to third parties with the same degree of care as they use with respect to their own confidential information. This obligation shall survive the expiration or termination of this Agreement for a period of 3 years.

14.2                          This obligation shall not apply to information, which is or becomes public knowledge or which is provably independently developed or lawfully received from a third party, or which either party is obligated to disclose by law.

15           Force Majeure

Except as provided for inSeller’s Pre-Existing Commitments, neither Party shall be liable to the other for failure or delay in the performance of any of its obligations under this Agreement for the time and to the extent such failure or delay is caused by force majeure such as, but not limited to, riots, civil commotion’s, wars, strikes,  freight embargo, shortage of supply, lock-outs, hostilities between nations, governmental laws, orders or regulations, actions by the government or any agency thereof, storms, fires, sabotages, explosions or any other contingencies beyond the reasonable control of the respective party and of its sub-contractors. In such events, the affected Party shall immediately inform the other Party of such circumstances together with documents of proof and the performance of obligations hereunder shall be suspended during, but not longer than, the period of existence of such cause and the period reasonably required to perform the obligations in such cases.  Force majeure excuses shall be limited, for orders under Seller’s Pre-Existing Commitments, if required by the terms of Seller’s Pre-Existing Commitments.

16.                              Export Control Regulations

The Parties agree to inform each other about any export or re-export restrictions and regulations and about the Export Control Classification Numbers (ECCN) relating to Product(s). BUYER and SELLER will comply with any export or re-export restrictions and regulations relating to Product(s), and will support each other in doing so.

17.                              Liability

17.1                          Seller assumes liability for any personal injury for which he is found responsible without limitation. If found responsible for property damages of Buyer, Seller shall indemnify Buyer for expenses incurred for restoration of the damaged property up to a maximum amount of  EURO [***] per damage event, or such higher limits as may be provided for in Seller’s Pre-Existing Commitments.

17.2                          Apart from warranties and liabilities expressly stipulated in this Agreement, and Buyer’s obligations to pay for delivered Product, Seller and Buyer disclaim all liability for indirect or consequential damages arising from interrupted operation, loss of profits, loss of information and data, unless in any cases where liability is mandatory at law.

17.3                          The enforcement of the aforementioned rights of Buyer shall be excluded if Buyer does not notify Seller in writing of his claims within one year months after being aware of such rights, or such longer period as may be provided for under Seller’s Pre-Existing Commitments.

18.                              Term

18.1                          This Agreement shall be effective as from the Effective Date of the Sale and Transfer Agreement between the Parties. This agreement shall expire eighteen months after the effective date.

18.2                          Six (6) month prior to the expiry date of this Agreement, the parties shall meet in good faith to decide upon contingency plans for the Hi Rel and Cobra business following the termination of this agreement.  The parties acknowledge these principles concerning those decisions:

18.2.1                  If Buyer wishes to continue acquiring Products from Seller, the continued acquisition shall be on terms and conditions satisfactory to both parties.  Neither party is obligated to continue the supply arrangement.

18.2.2                  If Buyer wishes to assume responsibility for manufacturing and supplying the parts itself, directly or through an Affiliate, then Buyer shall have the right to acquire hard assets necessary for the manufacture from Seller at the fair market value of those assets, provided that Seller shall not be obligated to sell assets used for portions of Seller’s businesses other than the Cobra and HiRel Products business.  The parties will work together to establish a transition plan for any such hard assets on the basis of the principle that customer supply should not be interrupted.  If acquired, such hard assets shall be transferred under the same cost sharing principles as apply for other hard assets under the Sale and Purchase Agreement between the parties to which this Agreement was made an Schedule.

18.2.3                  The Parties acknowledge that Buyer has licensed or acquired from Seller all intellectual property relating to GAAS Products as well as Hi Rel specific intellectual property relating to Silicon Products (including without limitation know how, computer files, test procedures and routines, product specifications, packaging specifications, vendor arrangements and terms and conditions, and other necessary information) Seller uses in the provisioning, production, testing, and supply of the Products.  At Buyer’s request, the parties will work in good faith to insure a successful transfer of all such intellectual property and information to Seller, for the purpose of insuring continued end customer satisfaction with the Products from Buyer after termination of this Agreement.  Following such request, each party shall bear its own expenses under a reasonable plan for insuring the effective transfer of the necessary know-how to Buyer’s selected operation.  Buyer may, but is not obligated to, offer employment to commence following termination of this Agreement to some or all of Seller’s employees involved in the production of the Products.

18.2.4                  Buyer shall have the right to discontinue  Production of the Hi Rel Products as from the expiry date outlined in Section 18.1.

18.2.5                  The Parties acknowledge that Seller is obligated by pre-existing commitment to deliver the [***] Products until [***]. Currently Seller and the customer entitled to such long term delivery are evaluating the opportunity to cover customer’s remaining demand with a last order. Should Seller not be able to satisfy customer with such a last order, Seller and Buyer shall negotiate in good faith opportunities to fulfill that customer’s demand.

19.                              Arbitration

19.1                          The Parties agree that the provisions regarding resolution of disputes, including clauses regarding executive conferencingand exclusive resort to arbitration, as negotiated in the Sale and Purchase Agreement between the parties with respect to assets of the former Gallium Arsenide division of Seller, shall govern all disputes between them, provided that Seller may be made party to any proceeding allowed under Seller’s Pre-Existing Commitments, and shall be bound by its results if Buyer is also so bound.

20.                              Applicable Law

                                               This Agreement and individual purchase contracts signed between the Parties hereunder shall be governed by and construed in accordance with the law in force in Germany without reference to its conflicts of law provisions. The application of the United Nations Convention on Contracts for the International Sale of Goods of April 11, 1980 shall be excluded.

21.                              Assignment

21.1                          Neither Party may assign this Agreement, delegate its obligations or assign its rights thereunder without the prior written consent of the other Party, which consent will not be unreasonably withheld.

21.2         Notwithstanding the foregoing and without consent of the other Party,

-               either Party may assign this Agreement, delegate its obligations or assign its rights thereunder to an Affiliated Company. An “Affiliated Company” is any corporation, company or other entity which: (i) is Controlled by a Party hereto; (ii) Controls a Party hereto; or (iii) is under common Control with a Party hereto. For this purpose, “Control” means that more than fifty percent (50%) of the controlled entity`s outstanding shares or ownership interest representing the right to make decisions for such entity are owned or controlled, directly or indirectly, by the controlling entity, or

-                                         either Party may assign this Agreement, delegate its obligations or assign its rights thereunder to a third party to whom all or substantially all assets of the business unit performing this Agreement are transferred.

22.                              Miscellaneous

22.1                          Alterations and amendments to this Agreement shall only be valid if made in writing.

Any waiver of this requirement for the written form shall likewise be in writing.

22.2                          The effectiveness of this Agreement shall not be impaired if any provision of this Agreement should be completely or partially invalid or unenforceable. In this case, the Parties shall agree on a provision, that meets the economical intention of the invalid or unenforceable provision, and the unenforceable provision as originally written may be severed from the balance of this Agreement.

22.3                          The language of this Agreement shall be English. Correspondence, technical and commercial documents as well as any information relating to this Agreement shall be in English.

23.          Entirety of Agreement

This Agreement together with the Seller’s Pre-Existing and the Schedules listed in Section 24 (herein referred to as “Schedules”) shall constitute the entire understanding between the Parties to the subject matter herein. Therefore neither Buyer’s nor Seller’s General Terms and Conditions shall be applicable for the delivery of Products.

This Agreement supersedes all prior or contemporaneous oral or written communications, proposals and representations with respect to its subject matter.

24.          Schedules

Schedule 1:

a) Specification of [***] Products, volumes, prices, and attachment of the [***] “Seller’s Pre-Existing Commitment.”

b) Delivery and payment schedule

Schedule 2:

a) Specification of HiRel product(s), volumes, prices

b) Price list of HiRel Products

Schedule 3:                           Quality Agreement

Schedule 4:                           Backlog by customer of Products as of April 15, 2002, (supplemented or to be supplemented by Seller as of the Effective Date, also showing backlog within Customer by part number, and showing average selling price per identified commercial unit and related purchase order or customer order system record number).

In case of discrepancy between the provisions of any Schedule above and this HiRel Supply Agreement, the terms and conditions of this HiRel Supply Agreement shall prevail, except any express commitments with respect to Seller’s Pre-Existing Commitments shall govern in all cases noted above.

Date:	Date:	July 1, 2002

Buyer	Infineon Technologies AG

/s/ Ronald Ruebusch	/s/ Nicole Lau

/s/ Juergen Ebmeyer

[***]      CERTAIN INFORMATION IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.